Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 23, 2014

Fantex, Inc.

Beginning on June 12, 2014, several emails were exchanged between Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) and reporters from each of The Boston Globe, Fortune Magazine, ESPN, Yahoo! Sports and Niners Nation (together, the “Emails”). The Emails reference the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) of the Company (the “Vernon Davis Offering,”the “EJ Manuel Offering” and the “Mohamed Sanu Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437, respectively), as amended (the “Vernon Davis Registration Statement,”the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The emails attached as Annex A were exchanged between the Company and reporter Jack Newsham of The Boston Globe on June 12, 2014. The emails attached as Annex B were exchanged between the Company and reporter Daniel Roberts of Fortune Magazine on June 16, 2014 (the “Roberts Emails”). The emails attached as Annex C were exchanged between the Company and reporter Bill Williamson of ESPN on June 18, 2014. The emails attached as Annex D were exchanged between the Company and reporter Frank Schwab of Yahoo! Sports on June 18, 2014. The emails attached as Annex E were exchanged between the Company and reporter David Fucillo of Niners Nation on June 19, 2014.

You should consider statements in the Emails or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into the Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

Roberts Emails

•                  In the Roberts Emails, reporter Daniel Roberts stated that he “wondered what Vernon Davis’s contract holdout might mean for his stock today.” The Company clarifies that  holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (“Vernon Davis Brand Contract”). An investment in Fantex Series Vernon Davis represents an ownership interest in the Company. The Company’s Fantex Series Vernon Davis is intended to track and reflect the value and performance of Mr. Davis’s brand.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts, the longevity of Mr. Davis’s, Mr. Manuel’s or Mr. Sanu’s careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel or Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “promises,” “hope,” “intend,” “expect,” “projects,” “estimates,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Emails dated June 12, 2014 between Fantex, Inc. and Jack Newsham of The Boston Globe

Publication: Boston Globe

Reporter: Jack Newsham

Date: 6/12/14

Email (from Jack Newsham, Boston Globe to Gabriella Asmus, FP)

Date: 6/12/14

Time: 1:39 PM ET

Hi Gabriella,

I write business for the Boston Globe, and I hoped I could get on the list of news releases for Fantex. Also, I wondered: How many people have registered to trade on Fantex? Is there any sub-measure, say, like “active traders” (wouldn’t be surprised if the answer is no because it’s such a new company, but worth asking)?

Best,

Jack Newsham

Email (from Jack Newsham, Boston Globe to Aaron Bensoua, FP)

Date: 6/12/14

Time: 1:42 PM ET

Got an auto-reply from Gabriella saying I should email this address, so here we go! Questions below. Thanks!

Email (from Aaron Bensoua, FP to Jack Newsham, Boston Globe)

Date: 6/12/14

Time: 5:07 PM ET

Hi Jack,

Unfortunately, we can’t disclose the exact number of people who have registered for an account but we can say that we have thousands of accounts and people have bought everything from 1 share ($10) to the maximum 5% of the offering ($200K).

All quotes should be attributed to Buck French, CEO and co-founder of Fantex in any printed work.

Let me know if you need anything else!

Best,

Aaron

Fantex, Inc. has filed registration statements (including a prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus at https://fantex.com/fantex-ej-manuel-461919/prospectus. View the Fantex Mohamed Sanu prospectus at https://fantex.com/fantex-mohamed-sanu-494313/prospectus.  This e-mail will be publically filed with the SEC.

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Annex B

Emails dated June 16, 2014 between Fantex, Inc. and Daniel Roberts of the Fortune Magazine

Publication: Fortune Magazine

Reporter: Daniel Roberts

Date: 6/16/14

Email(from Daniel Roberts, Fortune Magazine to Aaron Bensoua, FP)

Date: 6/16/14

Time: 12:56 PM ET

Aaron,

I wondered what Vernon Davis’s contract holdout might mean for his stock today, and I headed over to Fantex to check it out: https://fantex.com/fantex-vernon-davis-215595

But is that the right link? I saw the price at 11.50 and then noticed, wait a minute, that appears to be the price from last Wednesday. Why would the stock charts be so outdated, or, is it possible that trading on the Vernon Davis stock is suspended for some reason right now? Thanks. I want to get the chart and price for current day.

Email (from Aaron Bensoua, FP to Daniel Roberts, Fortune Magazine)

Date: 6/16/14

Time: 1:21 PM ET

Hi Daniel,

You’re looking at the right page! The charts are only updated when the price changes. So with that said, there have been no trades today and all of the trades from late last week were at the same price we have today, $11.50 (the last time it changed price was Wednesday). If you look at Vernon’s page, there will be a “Real Time” ticker under his picture that will give confirmation on the last time the page has been updated.

The stock has not been suspended.

Best,

Aaron

Fantex, Inc. has filed registration statements (including a prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus at https://fantex.com/fantex-ej-manuel-461919/prospectus. View the Fantex Mohamed Sanu prospectus at https://fantex.com/fantex-mohamed-sanu-494313/prospectus.  This e-mail will be publically filed with the SEC.

Email (from Daniel Roberts, Fortune Magazine to Aaron Bensoua, FP)

Date: 6/16/14

Time: 1:23 PM ET

Interesting. So the contract negotiations have had no impact whatsoever on his Fantex stock.

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Annex C

Emails dated June 18, 2014 between Fantex, Inc. and Bill Williamson of ESPN

Publication: ESPN.com

Reporter: Bill Williamson

Date: 6/18/14

Email (from Bill Williamson, ESPN.com to Aaron Bensoua, FP)

Date: 6/18/14

Time: 11:16 AM ET

Hi,At this point, really just have two questions:

1. Do you support the holdout.
2. Wouldn’t stock go down on an idle player.

Email responses are fine. Thanks, BW.

Email (from Aaron Bensoua, FP to Bill Williamson, ESPN.com)

Date: 6/18/14

Time: 12:15 PM ET

Hi Bill,

Not a problem. We’re happy to respond. These quotes are from Buck French, CEO & co-Founder of Fantex.

1.              Vernon Davis owns 90% of his earnings from the NFL. He has an experienced contract agent and makes the decisions around what’s best for all those with a stake in his football income.

2.              The contract we sign with the athletes provides a clawback for shareholders should the athlete elect not to play in the two-years following their IPO. With that, the impact of a holdout or any other news on the stock price is ultimately determined by the market.

Thanks!

Aaron

Fantex, Inc. has filed registration statements (including a prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus at https://fantex.com/fantex-ej-manuel-461919/prospectus. View the Fantex Mohamed Sanu prospectus at https://fantex.com/fantex-mohamed-sanu-494313/prospectus.  This e-mail will be publically filed with the SEC.

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Annex D

Emails dated June 18, 2014 between Fantex, Inc. and Frank Schwab of Yahoo! Sports

Publication: Yahoo! Sports Shutdown Corner

Reporter: Frank Schwab

Date: 6/18/14

Email (from Frank Schwab, Yahoo! Sports to Aaron Bensoua, FP)

Date: 6/18/14

Time: 4:18 PM ET

Hey Aaron, thanks. What is Fantex’s involvement in the matter? Presumably nothing he consulted with you with (though maybe). Is there any general reaction from Fantex? Thanks.

Email (from Aaron Bensoua, FP to Frank Schwab, Yahoo! Sports)

Date: 6/18/14

Time: 5:37 PM ET

Hi Frank,

Happy to pass along our official response from Buck French, CEO and co-founder, of Fantex. If you have any other questions, just let us know!

On Fantex’s involvement in the matter — “Vernon Davis owns 90% of his earnings from the NFL. He has an experienced contract agent, and they make all contract related decisions.”

On Fantex’s general reaction on the holdout—  “As always, we want the best for Vernon.”

Best,

Aaron

Fantex, Inc. has filed registration statements (including a prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus at https://fantex.com/fantex-ej-manuel-461919/prospectus. View the Fantex Mohamed Sanu prospectus at https://fantex.com/fantex-mohamed-sanu-494313/prospectus.  This e-mail will be publically filed with the SEC.

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Annex E

Emails dated June 19, 2014 between Fantex, Inc. and David Fucillo of Niners Nation

Publication: NinersNation.com

Reporter: David Fucillo

Date: 6/18/14

Email (from David Fucillo, NinersNation.com to Aaron Bensoua, FP)

Date: 6/18/14

Time: 5:06 PM ET

Hey Aaron,

I was hoping you could clarify some information for me on the Vernon Davis tracking stock. There’s a lot of information floating around Twitter about what his holdout means, and I was hoping to clarify it. Are you able to answer some questions about the financial implications of his holdout?

David

Email (from Aaron Bensoua, FP to David Fucillo, NinersNation.com)

Date: 6/18/14

Time: 5:32 PM ET

Hi David,

We’re more than happy to answer any questions you have. If you passed along the specific questions, I could help get those answered for you.

Best,

Aaron

Email (from David Fucillo, NinersNation.com to Aaron Bensoua, FP)

Date: 6/18/14

Time: 5:49 PM ET

Thanks!

Page 7 of the prospectus says Vernon’s brand income from his NFL contract includes an aggregate of up to $1.4 million in bonuses. Can Fantex claim 10% of the $200,000 workout bonus Vernon dd not earn by skipping offseason workouts? Aince it wasn’t earned I was thinking that meant it simply lowers that “up to $1.4 million” to $1.2 million. The wording isn’t quite clear.

On a related note, are you able to comment on how much discussion Vernon had with Fantex about this holdout before skipping minicamp? Obviously he hasn’t forfeited base salary yet, but the potential is there, so I’m just curious how involved Fantex is in all this.

Thanks.

David

Email (from Aaron Bensoua, FP to David Fucillo, NinersNation.com)

Date: 6/18/14

Time: 10:55 PM ET

Hi David,

Happy to respond. These answers are from Buck French, CEO and Co-Founder of Fantex.

1. Page 7 of the prospectus says Vernon’s brand income from his NFL contract includes an aggregate of up to $1.4 million in bonuses. Can Fantex claim 10% of the $200,000 workout bonus Vernon did not earn by skipping offseason workouts? Since it wasn’t earned I was thinking that meant it simply lowers that “up to $1.4 million” to $1.2 million. The wording isn’t quite clear.

If a bonus isn’t earned, Fantex would not receive or claim any brand income associated with the bonus.

2. On a related note, are you able to comment on how much discussion Vernon had with Fantex about this holdout before skipping minicamp?

Obviously he hasn’t forfeited base salary yet, but the potential is there, so I’m just curious how involved Fantex is in all this.

Vernon Davis owns 90% of his earnings from the NFL. He has an experienced contract agent, and they make contract related decisions.

If you have any other questions, let us know.

Best,

Aaron

Fantex, Inc. has filed registration statements (including a prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus at https://fantex.com/fantex-ej-manuel-461919/prospectus. View the Fantex Mohamed Sanu prospectus at https://fantex.com/fantex-mohamed-sanu-494313/prospectus.  This e-mail will be publically filed with the SEC.

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